NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 30, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 19, 2019 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Tribune Media Company and Nexstar Media Group, Inc. became effective before market open on September 19, 2019. Each share of Class A Common Stock of Tribune Media Company was converted into USD 46.50 in cash, without interest and less any applicable withholding taxes and since the merger closed after August 31, 2019, an additional amount in cash equal to (a) (i) $0.009863 multiplied by (ii) the number of calendar days elapsed after August 31, 2019 to and including the date on which the merger closes, which we refer to as the closing date, minus (b) the amount of any dividends declared by Tribune after August 31, 2019 with a record date prior to the closing date, in each case, without interest and less any required withholding taxes, other than excluded shares. The additional per share consideration will not be less than zero. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 19, 2019.